UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

On July 29, 2024, Aspen Insurance Holdings Limited (“Aspen” or the “Company”) issued a press release announcing certain management changes, including the appointment of Christian Dunleavy as Group President of the Company, effective August 1, 2024. With effect from the same date, Mr. Dunleavy has also been appointed as Chief Executive Officer of the Company’s subsidiary, Aspen Bermuda Limited, succeeding Mark Pickering. With effect from August 1, 2024, Mr. Pickering has been appointed as Group Chief Financial Officer & Treasurer, succeeding Christopher Coleman, who will be leaving Aspen at the end of July. The Company extends its thanks to Mr. Coleman for his contributions to the Company.
The press release, furnished as Exhibit 99.1 to this Form 6-K, is incorporated by reference as part of this Form 6-K.

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX
Exhibit
99.1        Press Release dated July 29, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: July 29, 2024	By:	/s/ Mark Cloutier
	Name:	Mark Cloutier
	Title:	Chief Executive Officer